UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

450047204

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

October 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 450047204		Page 2 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 87,197
8. SHARED VOTING POWER 313,005,532
9. SOLE DISPOSITIVE POWER 87,197
10. SHARED DISPOSITIVE POWER 317,430,971

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,430,971
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.85%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 450047204		Page 3 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 313,005,532
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 317,430,971

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,430,971
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.85%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 450047204		Page 4 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 313,005,532
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 317,430,971

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,430,971
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.85%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 450047204		Page 5 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 313,005,532
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 317,430,971

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,430,971
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.85%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 6 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dolphin Fund PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,425,439
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 317,430,971

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,430,971
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.85%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 7 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 313,005,532
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 317,430,971

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,430,971
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.85%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 8 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agrology S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 313,005,532
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 317,430,971

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,430,971
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.85%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 9 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 313,005,532
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 317,430,971

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,430,971
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.85%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 10 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 313,005,532
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 317,430,971

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,430,971
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.85%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 11 of 28 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 11 TO SCHEDULE 13D

This Amendment No. 11 Schedule 13D (“Amendment No. 11”) amends and restates Items 3, 4, 5 and supplements Item 6 of the Schedule 13D filed by IRSA with the SEC (the “Schedule 13D”), as amended and restated from time to time. Capitalized terms used in this Amendment No. 11 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

CUSIP No. 450047204	Page 12 of 28 Pages

Item 3.	Source and Amount of Funds or Other Consideration

As of October 31, 2008, the IRSA common shares beneficially owned by the Reporting Persons consisted of 317,430,971 shares, representing 54.85% of IRSA’s outstanding share capital.

The funds used to purchase the IRSA common shares were derived from (i) Cresud’s capital increase, (ii) working capital and (iii) short term borrowings.

Item 4.	Purpose of Transaction

Since October 9, 2008, the Reporting Persons increased their beneficial ownership of IRSA common shares by acquiring shares representing an additional 4.08% of IRSA’s outstanding share capital. Total purchases amounted to the equivalent of 23,638,330 IRSA common shares acquired in the open market.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

These transactions were effected from October 9, 2008 to October 31, 2008 (the “Transaction Period”).

Item 5.	Interests in Securities of the Issuer

(a)	As of October 31, 2008, the Reporting Persons beneficially owned 317,430,971 common shares of IRSA, representing 54.85% of its outstanding share capital.

The following is a description of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as of October 31, 2008:

Shareholder	Number of Shares Currently Owned	% of Currently Outstanding Shares
Reporting Persons	317,430,971	54.85%
Total IRSA Outstanding Shares	578,676,460

(i)	Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, Dolphin, CAM, CVC Uruguay and CVC Cayman, except for Agrology a company 97% of Cresud. Elsztain is the beneficial owner of 36.46% of IFIS, including: (a) 15.97% owned directly, (b) 9.07% owned indirectly through CVC Uruguay, (c) 9.44% owned indirectly through Dolphin and (d) 1.97% owned indirectly through CVC Cayman. Elsztain owns 85.0% of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman. On March 11, 2008, Elsztain signed an Irrevocable Proxy with Baldwin Enterprises Inc. (“Baldwin”) in which he agreed to cause CVC Cayman, in its capacity as the investment manager of Dolphin, to relinquish voting rights only with respect to any common shares of IFIS, IFISA, IRSA and Cresud owned by Dolphin in favor of the independent directors of Dolphin. Thus, Elsztain by virtue of his position and voting power may be deemed to have voting power equal to 26.36% of IFIS’ voting rights.

CUSIP No. 450047204	Page 13 of 28 Pages

(ii)	IFIS is the direct owner of 100% of the common shares of IFISA.

(iii)	IFISA directly owns 0.26% of IRSA’s outstanding stock and 33.41% of Cresud’s shares on a fully diluted basis.

(iv)	Cresud directly owns the equivalent of 288,878,943 common shares of IRSA, which amounts to 49.92% of IRSA’s outstanding stock.

(v)	Dolphin Fund directly owns 0.76% of IRSA’s outstanding stock.

(vi)	CVC Cayman serves as the Investment Manager of Dolphin Fund Plc and IFIS and does not own IRSA common shares.

(vii)	CAM directly owns 0.11% of IRSA’s outstanding stock.

(viii)	Agrology directly owns 3.78% of IRSA’s outstanding stock.

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as of October 31, 2008:

CUSIP No. 450047204	Page 14 of 28 Pages

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 317,430,971 common shares, representing 54.85% of the issued and outstanding common shares of IRSA, as of October 31, 2008.

(b)	Item 5(a) is incorporated herein by reference.

(c)	Transactions by the Reporting Persons or other persons named in Schedule A in IRSA common shares that were effected during the transaction period are listed on Annex I, which is incorporated herein by reference.

(d)-(e) Not applicable.

CUSIP No. 450047204	Page 15 of 28 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6. of the Amendment No. 6, 7 and 8 and 9 previously filed is hereby amended by adding the following agreement.

Credit Suisse Loan Agreement: On October 24, 2008, Cresud cancelled the loan agreement entered with Credit Suisse International. The terms and conditions of this loan were previously informed in the Amendment No. 6 dated as of May 15, 2008.

Securities Loan Agreement: On October 24, 2008, IFISA entered into a US$30 million Loan Agreement with Baldwin Enterprises, Inc. This loan is secured pursuant to a Security Agreement dated October 24, 2008 by (a) 9,427,826 Cresud ADS, (b) 72,995,697 Cresud Warrants, and (c) 150,360 IRSA GDS. This loan will accrue interest at an annual rate equal to 15%. The loan matures in 90 days and can be prepaid without penalty by IFISA. The foregoing description of the Secured Promissory Note and Security Agreement is qualified in its entirety by reference to the complete text of these agreements, which are attached hereto as Exhibit 1 and Exhibit 2 and are incorporated herein by reference.

Citibank Loan Agreement: On October 24, 2008, IFISA cancelled the Margin Loan Agreement entered with Citibank N.A. The terms and conditions of this loan were previously informed in the Amendment No. 6 dated as of May 15, 2008.

CUSIP No. 450047204	Page 16 of 28 Pages

Schedule A

Eduardo S. Elsztain

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

Directors and Executive Officers of IFIS Limited

Directors

1.	Eduardo S. Elsztain

Director

Washington Mall West, 7 Reid Street,

Hamilton HM 11,

Bermuda.

Citizen of Argentina

2.	Saul Zang

Director

Washington Mall West, 7 Reid Street,

Hamilton HM 11,

Bermuda.

Citizen of Argentina

3.	Joseph Steinberg

Director

Washington Mall West, 7 Reid Street,

Hamilton HM 11,

Bermuda.

Citizen of the United States

4.	Mariana Renata Carmona de Elsztain

Director

Washington Mall West, 7 Reid Street,

Hamilton HM 11,

Bermuda.

Citizen of Argentina

5.	Alejandro Gustavo Elsztain

Director

Washington Mall West, 7 Reid Street,

Hamilton HM 11,

Bermuda.

Citizen of Argentina

CUSIP No. 450047204	Page 17 of 28 Pages

Directors of Consultores Venture Capital Uruguay

Directors

1.	Eduardo S. Elsztain (Chairman)

Director

Zabala 1422, 2nd floor

(11500) Montevideo

Republic of Uruguay

Citizen of Argentina

2.	Eduardo Simon Bartfeld

Director

Zabala 1422, 2nd floor

(11500) Montevideo

Citizen of Uruguay

3.	Olga Stirling

Director

Zabala 1422, 2nd floor

(11500) Montevideo

Citizen of Uruguay

Directors of Consultores Assets Management S.A.

Directors

1.	Eduardo S. Elsztain (Chairman)

Director

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Saul Zang

Director

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Oscar Bergotto

Director

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 18 of 28 Pages

Directors of Consultores Venture Capital Limited

Directors

1.	Eduardo S. Elsztain (Chairman)

Director

Regatta Office Park,

P.O. Box 31106, SMB,

Grand Cayman, Cayman

Citizen of Argentina

2.	Saul Zang

Director

Regatta Office Park,

P.O. Box 31106, SMB,

Grand Cayman, Cayman

Citizen of Argentina

3.	Clarisa Lifsic

Director

Regatta Office Park,

P.O. Box 31106, SMB,

Grand Cayman, Cayman

Citizen of Argentina

Directors of Dolphin Fund PLC

Directors

1.	Eduardo Sergio Elsztain (Chairman)

3rd Floor, Exchange House

54-62 Athol Street

Douglas - Isle of Man IM1 1JD

Citizen of Argentina

2.	Gary Gladstein

3rd Floor, Exchange House

54-62 Athol Street

Douglas - Isle of Man IM1 1JD

Citizen of USA

3.	Clarisa Lifsic

3rd Floor, Exchange House

54-62 Athol Street

Douglas - Isle of Man IM1 1JD

Citizen of Argentina

4.	Elizabeth Tansell

3rd Floor, Exchange House

54-62 Athol Street

Douglas - Isle of Man IM1 1JD

Citizen of Isle of Man

CUSIP No. 450047204	Page 19 of 28 Pages

5.	Saul Zang

3rd Floor, Exchange House

54-62 Athol Street

Douglas - Isle of Man IM1 1JD

Citizen of Argentina

6.	Mario Blejer

3rd Floor, Exchange House

54-62 Athol Street

Douglas - Isle of Man IM1 1JD

Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain

Chairman of the Board

Zabala 1422, 2nd floor

(11500) Montevideo

Republic of Uruguay

Citizen of Argentina

2.	Saúl Zang

Director

Zabala 1422, 2nd floor

(11500) Montevideo

Citizen of Argentina

3.	Eduardo Simon Bartfeld

Director

Zabala 1422, 2nd floor

(11500) Montevideo

Citizen of Uruguay

4.	Olga Stirling

Director

Zabala 1422, 2nd floor

(11500) Montevideo

Citizen of Uruguay

CUSIP No. 450047204	Page 20 of 28 Pages

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Saúl Zang

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Alejandro Gustavo Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

4.	Clarisa Diana Lifsic

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

5.	Gabriel Adolfo Reznik

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

6.	Jorge Oscar Fernández

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

7.	Pedro Damaso Labaqui Palácio

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 21 of 28 Pages

8.	Fernando Adrián Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

9.	David Alberto Perednik

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

10.	Daniel E. Melicovsky

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

11.	Alejandro Casaretto

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

12.	Salvador Darío Bergel

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

13.	Juan Carlos Quintana Terán

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

14.	Gastón Armando Lernoud

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

15.	Enrique Antonini

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 22 of 28 Pages

16.	Eduardo Kalpakian

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

Senior Management

1.	Alejandro Gustavo Elsztain

Chief Executive Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Gabriel Blasi

Chief Financial Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Alejandro Bartolomé

Chief Executive Officer of the Argentine Operation

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

4.	David A. Perednik

Chief Administrative Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

5.	Alejandro Casaretto

Regional Manager of Agricultural Real Estate

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

6.	Carlos Blousson

Chief Executive Officer of the International Operation (Paraguay, Bolivia and Uruguay)

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 23 of 28 Pages

Agrology S.A.

1.	Alejandro G. Elsztain

Chairman of the Board

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Saul Zang

Director

Moreno 877, 2st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Gastón A. Lernoud

Director

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

4.	Armando F. Ricci

Alternate Director

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Saul Zang

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Alejandro Gustavo Elsztain

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 24 of 28 Pages

4.	Oscar P Bergotto

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

5.	Fernando Adrián Elsztain

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

6.	Carlos Ricardo Estevez

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

7.	Cedric D. Bridger

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

8.	Marcos Moisés Fishman

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

9.	Fernando Rubín

Director Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

10.	Gary S. Gladstein

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of USA

CUSIP No. 450047204	Page 25 of 28 Pages

11.	Mauricio Wior

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

12.	Mario Blejer

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

13.	Ricardo Liberman

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

14.	Gabriel A. Reznik

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

15.	Salvador D. Bergel

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

16.	Juan C. Quintana Terán

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

17.	Emilio Cárdenas

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

18.	Enrique Antonini

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 26 of 28 Pages

19.	Daniel R. Elsztain

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

Senior Management

1.	Eduardo Sergio Elsztain

Chief Executive Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Gabriel Blasi

Chief Financial Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	David Alberto Perednik

Chief Administrative Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

4.	Jorge Cruces

Chief Real Estate Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

5.	Daniel R. Elsztain

Chief Real Estate Business Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

CUSIP No. 450047204	Page 27 of 28 Pages

Transactions by the Reporting Persons or persons named in Schedule A in Shares that were effected during the Transaction Period

Annex 1

Cresud’s transactions in IRSA GDR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	10/10/2008	45,067	$5.5487	NYSE
Buy	10/13/2008	111,700	$6.2986	NYSE
Buy	10/16/2008	90,700	$6.2947	NYSE
Buy	10/22/2008	616,100	$4.3242	NYSE
Buy	10/23/2008	400	$4.4200	NYSE
Buy	10/23/2008	326,387	$4.1612	NYSE
Buy	10/23/2008	140,200	$4.3615	NYSE
Buy	10/23/2008	150,360	$4.3200	NYSE
Buy	10/23/2008	150,000	$4.3200	NYSE
Buy	10/24/2008	90,000	$4.3630	NYSE
Buy	10/24/2008	138,400	$4.3490	NYSE
Buy	10/24/2008	137,244	$4.3480	NYSE
Buy	10/27/2008	54,200	$4.2280	NYSE
Buy	10/27/2008	31,000	$4.2432	NYSE
Buy	10/27/2008	84,975	$4.1720	NYSE
Buy	10/28/2008	55,000	$4.1591	NYSE
Buy	10/28/2008	30,600	$4.0998	NYSE
Buy	10/28/2008	61,500	$4.1684	NYSE
Buy	10/28/2008	50,000	$4.1500	NYSE

Gabriel Blasi’s transactions in IRSA GDR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	10/9/2008	4,000	$6.2050	NYSE
Buy	10/10/2008	4,000	$6.1370	NYSE
Buy	10/14/2008	4,500	$6.4667	NYSE
Buy	10/15/2008	3,500	$6.1922	NYSE

IFISA’s transactions in IRSA GDR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Short	10/23/2008	300,360	$4.3200	NYSE
Cover	10/29/2008	50,000	$3.6450	NYSE
Cover	10/29/2008	50,000	$3.6499	NYSE
Cover	10/29/2008	50,000	$3.65	NYSE

Alejandro Elsztain´s transactions in IRSA Shares

Tran Type	Trade Date	Quantity (Shares)	Price per Share	Place
Buy	10/14/2008	75,000	$2.2567	Buenos Aires Stock Exchange

CUSIP No. 450047204	Page 28 of 28 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: November 5, 2008

Eduardo S. Elsztain		Consultores Assets Management S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Venture Capital Limited

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Inversiones Financieras del Sur S.A.		Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

		By:	/S/ Saúl Zang
		Name:	Saúl Zang
		Title:	Attorney at Law

Dolphin Fund PLC		Agrology S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Alejandro G. Elsztain
Name:	Eduardo S. Elsztain	Name:	Alejandro G. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Consultores Venture Capital Uruguay

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board